JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

07028562

05 December 2007

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Notification of Major Interests in Shares – 7 November 2007**
2. **Interim Report 2007 – 15 November 2007**
3. **Composition of nomination committee – 15 November 2007**
4. **Kroninklijke Grolsch N.V. Supports SABMiller PLC's intended public offer of Euro48.25 per share for all the issued shares – 19 November 2007**
5. **Notification of Major Interests in Shares – 21 November 2007**
6. **Director/PDMR Shareholding – 21 November 2007**
7. **Director/PDMR Shareholding – 28 November 2007**
8. **Total Voting Rights and Capital – 30 November 2007**

12/10

Cont./...2

9. Change in particulars of non-executive director – 30 November 2007

10. Change in particulars of non-executive director – 30 November 2007

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
<u>Secretary</u>

cc

Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

Regulatory Announcement

Go to market news section

RECEIVED
2007 DEC 10 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(1)

Company	SABMiller PLC
TIDM	SAB
Headline	Holding(s) in Company
Released	12:00 07-Nov-07
Number	1820H

RNS Number:1820H
SABMiller PLC
07 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

SABMiller plc

2. Reason for the notification (place an X inside the appropriate bracket/s)

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) :

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

17 October 2007

6. Date on which issuer notified:

06 November 2007

7. Threshold(s) that is/are crossed or reached:

Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0004835483		
Ordinary shares	Below 3%	Below 3%

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
GB0004835483	Direct	Direct	Indirect	Direct	Indirect
Ordinary shares	45,949,930	45,949,930		3.05	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
45,949,930	3.05

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect)(Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (45,949,930- 3.05% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information:

Notification using the total voting rights figure of 1,504,358,979

Please note that notification to the Company was delayed due to the large number of disclosures required to be made by L&G following a substantial amount of new business which came to them in the form of an in-specie transfer.

14. Contact name:

Bill Warner, Assistant Company Secretary

15. Contact telephone number:

+44 (0) 1483 264268

END

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Regulatory Announcement

Go to market news section

Company	SABMiller PLC
TIDM	SAB
Headline	Nomination Committee changes
Released	13:30 15-Nov-07
Number	8106H

2007 DEC 10 A 9:05

(3)

RNS Number:8106H
SABMiller PLC
15 November 2007

15 November 2007

SABMiller plc

Composition of nomination committee

In accordance with Listing Rule LR9.6.11, SABMiller plc announces the following changes to the composition of its nomination committee.

With effect from 14 November 2007, Mr Geoffrey Bible, Mr Alejandro Santo Domingo Davila and Mr Cyril Ramaphosa were appointed to the committee.

With effect from 31 March 2008, Lord Renwick will retire from the committee, and will be replaced as Chairman of the committee by Mr Meyer Kahn, currently a member of the committee.

John Davidson

General Counsel and Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

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SABMiller PLC - Offer for Royal Grolsch N.V.

4

RNS Number:9591H
SABMiller PLC
19 November 2007

KONINKLIJKE GROLSCH N.V. SUPPORTS SABMILLER PLC'S INTENDED PUBLIC OFFER OF Euro48.25 PER SHARE FOR ALL THE ISSUED SHARES

This is a joint press release by SABMiller plc ('SABMiller') and Koninklijke Grolsch N.V. ('Grolsch') pursuant to the provisions of Section 5 paragraph 1 and section 7 paragraph 4 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft). This announcement is not for release, publication or distribution, in whole or in part, in or into the United States, Canada, Australia, Japan or Italy. This announcement and related materials do not constitute an offer for (depository receipts or) shares in Grolsch (the 'Shares'), but constitute notice that a conditional agreement has been reached between SABMiller and Grolsch on the terms of a recommended offer to be made by SABMiller.

- SABMiller intends to make an offer of Euro48.25 per Share for 100% of the outstanding Shares of Grolsch. This Offer represents an 84.3% premium to Grolsch's average closing share price over the last month and a total consideration of Euro816 million;

- Grolsch is an iconic Dutch brand whose rich Northern European heritage and premium positioning will complement and further build SABMiller's existing international brand portfolio;

- SABMiller sees significant additional potential for the Grolsch brand across Africa and Latin America, where the premium segment is still in its infancy, and in the more developed markets of Central and Eastern Europe;

- SABMiller anticipates that production volumes at the modern Enschede brewery will increase following the transaction;

- The Management and Supervisory Boards of Grolsch unanimously support the intended Offer although they did not seek a takeover approach;

- An irrevocable undertaking has been entered into by Stichting NBC on

behalf of certain shareholders (the 'Committed Shareholders') and SABMiller to tender the Shares held by the Committed Shareholders, representing some 37% of the outstanding Shares; and

- The acquisition will be marked by the establishment of an employee fund of Euro8 million.

SABMiller (SAB.L) and Grolsch (GROL) today announced that they have reached conditional agreement regarding the making, by SABMiller, of a fully financed, public cash offer to acquire all the outstanding Shares of Grolsch. The offer price of Euro48.25 per Share of Grolsch (the 'Offer'), represents a premium of 84.3% to the average closing price of Grolsch's Shares over the last month. No further dividends are expected to be declared prior to the completion of this Offer. The Offer values 100% of the issued and outstanding Shares of Grolsch at approximately Euro816 million.

Grolsch is an iconic Dutch beer brand with almost 400 years of brewing heritage and a strong position in the Netherlands. It is positioned as a true Dutch beer brewed to an original recipe which is now complemented by 21st century production processes and innovative packaging. In addition to Grolsch Premium Pilsner, which accounts for over 90% of its portfolio, Grolsch also has a number of attractive brand variants including Grolsch Premium Weizen, Spring Bock and Autumn Bock as well as the Amsterdam brand.

Grolsch's provenance, unique taste profile and existing premium positioning will play a highly complementary role in SABMiller's international brand portfolio and better position SABMiller to grow market share in the fastest growing segment of the global beer market. The SABMiller group has the scale and reach to grow the Grolsch brand internationally via its operations which span more than 60 countries, across six continents. SABMiller's global footprint provides opportunities to take the Grolsch brand into new geographies, particularly in developing markets where, historically, quality Northern European brands have often established the premium segment. SABMiller sees significant potential across Africa and Latin America, where the premium segment is still in its infancy, and in the more developed markets of Central and Eastern Europe. South Africa represents a key opportunity and with the addition of Grolsch, SABMiller will have a particularly strong portfolio of highly differentiated premium brands in that market. No change to the existing distribution agreements for the brand in the USA, UK, Canada, Australia and certain smaller markets is anticipated at this time.

In 2004 Grolsch completed the construction of a state of the art c. 3.8 million hectolitre brewery. This brewery has sufficient capacity to accommodate significant international growth of the Grolsch brand while also providing an opportunity for SABMiller to brew its own international brands for sale in the Netherlands and for export to key markets.

Grolsch has a proven track record of innovation and operating excellence and

this is expected to provide reciprocal opportunities for the sharing of best operating practice between the two companies. By leveraging these opportunities and enhancing the prospects for Grolsch both in its home market, across Europe and around the world, the combination of Grolsch with SABMiller is expected to benefit all of Grolsch's stakeholders. SABMiller has committed to guarantee the employment terms and pension rights of Grolsch's employees and will seek to increase production levels at the Enschede brewery.

The Supervisory Board and Management Board of Grolsch unanimously support the intended Offer and, after taking into account the interests of all stakeholders, including Grolsch's shareholders and employees, will recommend that shareholders accept the Offer when made. The Offer is also fully supported by Committed Shareholders that hold over 37% of the issued and outstanding Shares of Grolsch. The Committed Shareholders have signed an irrevocable undertaking to tender their shares to SABMiller if the intended Offer is made. The irrevocable contains certain customary undertakings and conditions including that the Committed Shareholders will only tender their Shares to a third party offeror at a price of at least 7.5% above the Offer price. SABMiller will have the right to match any bona fide competing offer.

Commenting on the transaction, Graham Mackay, Chief Executive of SABMiller, said: 'Grolsch will provide SABMiller with a powerful addition to its international brand portfolio. Within the SABMiller family Grolsch will continue to build on almost 400 years of brewing heritage, and together we will establish new positions in the most important emerging beer markets around the world. Both companies share a passion for the brewing tradition, and we are delighted to be part of this new chapter in Grolsch's development.'

Commenting on the transaction, Ab Pasman, Chief Executive of Grolsch, said: 'In addition to financial considerations it was important for us to give a lot of attention to the interests of our employees, customers and our home region. We were doing a good job executing our independent strategy. When we were asked to consider SABMiller's proposal the key question was if greater value could be achieved than through our own existing strategy. Since this appeared to be the case we entered into discussions and we believe that SABMiller's intended Offer delivers benefits to all of our stakeholders. We look forward to continuing to build our position as a premium brand within the new family.'

Employee fund

Following the request of the Supervisory and Management Boards of Grolsch an employee fund worth Euro8 million will be established to mark the planned acquisition.

Offer Process

SABMiller and Grolsch expect to reach full agreement regarding the final Offering Memorandum shortly. When made, the Offer will be subject to customary conditions, including an acceptance threshold of at least 75% per cent of the

outstanding Shares of Grolsch. SABMiller requires permission of the Management and Supervisory Boards of Grolsch in order to declare the public offer unconditional in the situation that less than 66.7% of the outstanding Shares have been tendered, committed and acquired. In the event that the Offer is declared unconditional and less than 95% of the total share capital is acquired, SABMiller intends to utilize available legal measures (for example a legal merger and squeeze out) in order to increase their ownership to 100% of the total share capital. The offer will not be subject to regulatory clearances.

The Offering Memorandum is expected to be published in early January 2008. Following the publication of the Offering Memorandum, Grolsch will convene an extraordinary general meeting of shareholders to inform its shareholders about the Offer and to approve certain customary resolutions that are to be adopted as a condition to the Offer.

The Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten) and the Social-Economic Council (Sociaal Economische Raad), and the relevant anti-trust authorities have been or will be informed. The relevant trade unions will be duly notified. The works council of Grolsch will be requested for advice.

Advisers

ABN AMRO Bank is acting as financial adviser to SABMiller. Stibbe together with Lovells (London) are acting as legal advisers to SABMiller.

Fortis is acting as financial adviser to Grolsch. De Brauw Blackstone Westbroek is acting as legal adviser to Grolsch.

Overview of SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world. In the year ended 31 March 2007, the group reported $3,154 million adjusted pre-tax profit and revenue of $18,620 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

For more information on SABMiller plc, visit the company's website: www.sabmiller.com.

Overview of Grolsch

Grolsch is a listed company with a rich tradition that goes back to 1615. The focal point of Grolsch's commercial activities lie in the Netherlands, Grolsch's

historic home market. However, important international markets for Grolsch include the United Kingdom, the United States of America, Canada, France,

Australia and New Zealand. Grolsch is focused on targeting the premium segment with the Grolsch brand as its main product.

In the year to 31 December, 2006, Grolsch reported turnover of Euro317.6 million and net profit of Euro19.2 million. Total worldwide sales volumes were 3.2 million hectoliters (hls), comprising 1.6 million hls of domestic volumes in the Netherlands, and 1.6 million of international volumes. Grolsch has approximately a 15% market share in the Netherlands, where it operates from one brewery in Enschede. Its main domestic brands include Grolsch Premium Pilsner, which represents approximately 90% of total volumes in the Netherlands. Grolsch achieves approximately 80% of its international sales volumes in the UK, the United States, Canada, France, Australia and New Zealand through a network of alliances.

For more information on Grolsch N.V., visit the company's website: www.grolsch.com.

This announcement is for information only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice or an inducement to enter into investment activity. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire the securities of SABMiller or Grolsch (the 'Companies') in any jurisdiction.

The distribution of this announcement may be restricted by law. Persons into whose possession this announcement comes are required by the Companies to inform themselves about and to observe any such restrictions.

Forward-Looking Statements

This press release includes 'forward-looking statements' and language indicating trends, such as 'anticipated' and 'expected' Although the Companies believe that the assumptions upon which their respective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. Important factors that could cause actual results to differ materially from the Companies' projections and expectations are disclosed in Grolsch's annual report for the year ended 31 December 2006 and in other documents which are available on Grolsch's website at www.grolsch.com and in SABMiller's annual report and accounts for the year ended 31 March 2007 and in other documents which are available on SABMiller's website at www.SABMiller.com. These factors include, among others, changes in consumer preferences and product trends; price discounting by major competitors; failure to realize anticipated results from synergy initiatives; failure to obtain regulatory consents or other third party approvals; and increases in costs generally. All forward-looking statements in this press release are expressly qualified by such cautionary statements and by

reference to the underlying assumptions. Neither SABMiller nor Grolsch undertakes to update forward-looking statements relating to their respective businesses, whether as a result of new information, future events or otherwise. Neither SABMiller nor Grolsch accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Mob: +44 7850 285471
Gary Leibowitz	Senior Vice President, Investor Relations	Mob: +44 7717 428540
Nigel Fairbrass	Head of Media Relations	Mob: +44 7799 894265
Fiona Antcliffe	Brunswick Group LLP	Tel: +44 20 7404 5959
	Koninklijke Grolsch N.V.	Tel: +31-53-48 33 176
Erna van der Neut-ter Balkt	Head of Corporate Communications	Tel: +31-53-48 33 176

This announcement and a video interview with SABMiller management are available on the SABMiller plc website at www.sabmiller.com.

High resolution images are available for the media to view and download free of charge from www.newscast.co.uk.

END

OFFUWOARBORAAUA

SABMiller PLC - Holdings in Company

5

RNS Number:2003I
SABMiller PLC
21 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

SABMiller plc

2. Reason for the notification (place an X inside the appropriate bracket/s)

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to the notification obligation:

Capital Group International, Inc.

4. Full name of shareholder(s) (if different from 3.) :

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

19 November 2007

6. Date on which issuer notified:

20 November 2007

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
GB0004835483	Number of shares	Number of voting Rights
Ordinary shares	57,010,345	57,010,345

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights	
GB0004835483	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary shares		60,582,505		60,582,505		4.0262%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
60,582,505	4.0262%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information:

Notification using the total voting rights figure of 1,504,701,353

14. Contact name:

Bill Warner, Assistant Company Secretary

15. Contact telephone number:

+44 (0) 1483 264268

END
HOLOKDKPBBDDODB

SABMiller PLC - Director/PDMR Shareholding

(6)

RNS Number:2067I
SABMiller PLC
21 November 2007

Director / PDMR Shareholding

21 November 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R (1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

MR P J MANSER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person

referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR P J MANSER 7,500

8 State the nature of the transaction

DISPOSAL

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

7,500

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per share or value of transaction

7,500 SHARES DISPOSED AT £ 13.11

14. Date and place of transaction

LONDON, 20 NOVEMBER 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR P J MANSER ZERO

PERCENTAGE ZERO

16. Date issuer informed of transaction

20 NOVEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JULIA RIGGS 01483 264210

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON

GENERAL COUNSEL AND GROUP COMPANY SECRETARY

Date of notification

21 NOVEMBER 2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEADFFASLXFFE

SABMiller PLC - Director/PDMR Shareholding

RNS Number:6687I
SABMiller PLC
28 November 2007

7

Director / PDMR Shareholding

28 November 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R (1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

MR A MERVIS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person

referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR A MERVIS 9,000

8 State the nature of the transaction

ACQUISITION

9. Number of shares, debentures or financial instruments relating to shares acquired

5,500

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

5,500 SHARES ACQUIRED AT R50.90

14. Date and place of transaction

JOHANNESBURG, 26 NOVEMBER 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR A MERVIS 14,500

PERCENTAGE DE MINIMIS

TOTAL 14,500

16. Date issuer informed of transaction

26 NOVEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JULIA RIGGS 01483 264210

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON

GENERAL COUNSEL AND GROUP COMPANY SECRETARY

Date of notification

28 NOVEMBER 2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEAFFPADNXFFE

SABMiller PLC - Total Voting Rights

(8)

RNS Number:8723I
SABMiller PLC
30 November 2007

SABMiller plc

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, SABMiller plc advises that as at today its capital consists of 1,504,951,228 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

The total number of voting rights in SABMiller plc is therefore 1,504,951,228, which is the figure which should be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc shares under the FSA's Disclosure and Transparency Rules.

Stephen Shapiro

Deputy Company Secretary

30 November 2007

END
TVROKKKDDBDDADN

SABMiller PLC - Director Declaration

9

RNS Number:8974I
SABMiller PLC
30 November 2007

30 November 2007

SABMiller plc

Change in particulars of non-executive director

In accordance with Listing Rule LR9.6.14, SABMiller plc announces that, with effect from 28 November 2007 its non-executive director, Ms Liz Doherty, has stepped down from the board of Tesco Kipa Kitle Pazarlama Ticaret ve Gida Sanayi A.S. As previously announced, Ms Doherty will shortly be joining Brambles Limited as Chief Financial Officer and executive director.

Tesco Kipa Kitle Pazarlama Ticaret ve Gida Sanayi A.S. is listed on the Istanbul Stock Exchange.

Brambles Limited has a primary listing on the Australian Stock Exchange and a secondary listing on the London Stock Exchange.

John Davidson

General Counsel and Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDNFDEFESSWSEDF

SAB MILLER

Interim Report
2007



STRONG GROWTH IN FIRST HALF

SABMiller plc, one of the world's leading brewers with operations and distribution agreements in over 60 countries across six continents, reports its interim (unaudited) results for the six months to 30 September 2007.

Operational Highlights

- Group lager volumes up 15% to 135 million hectolitres (hl), organic growth of 11%
- EBITA up 14%, and 10% on an organic constant currency basis
- Double digit volume growth in Europe with EBITA up 29%
- Miller returns to growth in the US with organic sales to retailers up 1.4% – EBITA up 19%
- Lager volumes in Latin America up 8%, in line with expectations – investment in brands and distribution depress margin in the current period
- Africa and Asia lager volumes increase by 29% – driven by China and India
- South Africa lager volume growth of 2% despite the expected loss of premium volumes
- Increased capital investment to provide for continuing growth

Graham Mackay, Chief Executive Officer of SABMiller, said:

"This has been a good start to the year, demonstrating the strength of our brand portfolio and the health of our businesses. We have delivered another excellent performance in Europe, a pleasing return to growth in North America, and our Asian businesses have continued their momentum and made market share gains. At the second anniversary of our Bavaria transaction, our volumes have grown strongly in Latin America and our investment plans remain on track."

	Sept 2007 US$m	Sept 2006 US$m	% change	March 2007 US$m
Revenue [(a)]	**10,781**	9,344	15	18,620
EBITA [(b)]	**2,036**	1,781	14	3,591
Adjusted profit before tax [(c)]	**1,773**	1,533	15	3,154
Profit before tax	**1,579**	1,378	14	2,804
Adjusted earnings [(d)]	**1,036**	846	22	1,796
Adjusted earnings per share [(d)]				
– US cents	**69.1**	56.6	22	120.0
– UK pence	**34.5**	30.5	13	63.4
– SA cents	**492.0**	385.2	28	847.2
Basic earnings per share (US cents)	**63.9**	52.9	20	110.2
Interim dividend per share (US cents)	**16.0**	14.0	14	

(a) Revenue excludes the attributable share of associates' revenue of US$1,242 million (2006: US$1,052 million).

(b) Note 2 provides a reconciliation of operating profit to EBITA which is defined as operating profit before exceptional items and amortisation of intangible assets (excluding software) but includes the group's share of associates' operating profit, on a similar basis. EBITA is used throughout the interim announcement.

(c) Adjusted profit before tax comprises EBITA less net finance costs of US$258 million (2006: US$242 million) and share of associates' net finance costs of US$5 million (2006: US$6 million).

(d) A reconciliation of adjusted earnings to the statutory measure of profit attributable to equity shareholders is provided in note 5.

Segmental EBITA performance

	2007 EBITA US$m	Reported growth %	Organic, constant currency growth %
Latin America	**438**	13	2
Europe	**622**	29	17
North America	**300**	19	19
Africa and Asia	**277**	16	13
South Africa: Beverages	**405**	(2)	3
South Africa: Hotels and Gaming	**58**	32	38
Corporate	**(64)**	–	–
Group	**2,036**	14	10

Business review

The start to the year reflects the momentum in SABMiller's developing markets, which are demonstrating stronger and more sustainable growth than in previous economic cycles. Improving GDP levels and government finances and moderate rates of inflation are supporting greater local infrastructure investment, which in turn is enhancing consumer disposable income. The group's premium portfolio strategy has also enabled it to capture value from the global drift to higher margin products in its developing and developed markets, as consumers continue to trade up. Despite challenging comparative growth rates during the comparable six months of last year and higher input costs in the current period, the business has reported organic growth in lager volumes of 11% and an increase in EBITA of 10% on an organic, constant currency basis. As expected, the group EBITA margin decreased slightly to 16.9%, 20 basis points below the prior year, reflecting the change in mix of our segmental profits together with higher marketing investment and input costs. Industry wide commodity cost increases have been significant with the impact varying across regions reflecting differing currency strengths and local sourcing conditions. In aggregate, our price increases and productivity have offset these input cost rises.

These results, in aggregate, continue to demonstrate the value of the group's diverse and strong brand portfolios, which include some 200 local and regional beers. Total beverage volumes were 159 million hl. Total reported lager volumes were up 15% to 135 million hl, including the impact of acquisitions in China and India.

- Miller Brewing Company delivered improved results in the US as a result of its strategy to migrate the business' brand portfolio to higher margin, higher growth segments. EBITA for the period was 19% higher than the prior year, driven primarily by price increases and higher volumes, and includes a favourable cost adjustment of US$16 million in respect of the prior year. Total sales to retailers (STRs) grew by 1.4% on an organic basis and by 5.9% on a reported basis, against a US beer industry which, excluding imports, grew at 1.0%. The flagship brand, Miller Lite, returned to solid growth, posting a 2.1% gain in STRs, at the same time increasing its average case pricing by 2.1%, some 50 basis points ahead of its largest light beer competitor. Miller's worthmore brand portfolio also delivered a strong performance.
- After six years of double digit EBITA growth, Europe has recorded another excellent performance with organic constant currency EBITA growth of 17%. This was driven by volume growth and market share gains in Poland, Russia and Romania, assisted by warm weather across Eastern Europe during the first quarter. Europe's premium brands recorded 13% volume growth, reflecting successful initiatives to capture value from consumer trends towards premium products. This growth in higher margin brands, in addition to price increases and efficiency gains, mitigated the impact of significant increases in the cost of raw materials, real wage increases and the negative mix effect of the strong growth in cans in certain markets.
- At the second anniversary of the Bavaria acquisition, the implementation of our strategy to renovate the beer category in Latin America remains on track, although the speed and scale of the initiatives being implemented has led to some inevitable market dislocation during the period. Lager volume growth of 8% for the half year is in line with the group's medium term expectations, notwithstanding the high comparatives in the prior period and a slowdown in spending on consumables in Colombia. The group remains confident that the substantial activity underway to transform the category will deliver significant volume and margin growth in the medium term.
- The group's joint venture in China, CR Snow, continued its very strong performance, with organic volume growth of 22%, well ahead of the wider Chinese beer market. All regions posted growth, with market share gains in the Central and North Eastern provinces. The national brand, Snow, which now accounts for over 70% of volumes, is expected to become the world's second largest beer brand by volume within calendar year 2007. In India, our business grew strongly, reporting lager volume growth of 28%. Capacity expansion and the integration of last year's Foster's India acquisition represent key areas of progress during the period. Momentum within Africa continued, with favourable economic conditions driving good growth in Tanzania, Mozambique and Angola, supported by ongoing brand renovations and improved execution in both sales and distribution.
- Lager volumes in South Africa grew by a pleasing 2% despite the termination of the Amstel brand licence in March 2007. The expected loss of premium volumes was mitigated by strong growth in Castle Lite and the successful launch of a new premium brand offering, Hansa Marzen Gold, which already represents some 3% of volumes for the half year. Mainstream lager volumes grew by 5%, assisted by the absence of the National Lottery over the six month period. Total soft drink volumes were up an impressive 11% as the business also benefited from a robust economic environment, with GDP growing by 5%.
- On 9 October 2007, SABMiller and Molson Coors Brewing Company announced that they had signed a letter of intent to combine the US and Puerto Rico operations of their respective subsidiaries, Miller and Coors, in a joint venture. The transaction will create a stronger, brand-led US brewer with the scale, resources and distribution platform to compete more effectively in the increasingly competitive US marketplace. Definitive agreements are expected to be signed in December 2007, but regulatory clearance is not expected before mid 2008.

Reported EBITA of US$2,036 million was up by 14% and included a 4% contribution from favourable weighted average currency rates. Net cash generated from operations before working capital movements was 13% above the prior year, illustrating the overall strength of the trading performance and our strong cash characteristics. The group's gearing decreased during the period to 43.5% from 45.8% at year end. Earnings benefited from currency strength in some major markets and lower tax rates in certain jurisdictions. Adjusted earnings and adjusted earnings per share are up by 22%, to US$1,036 million and 69.1 US cents respectively for the first six month period. An interim dividend of 16 US cents per share, a 14% increase, will be paid to shareholders on 21 December 2007.

Outlook

We have delivered a good first half performance, benefiting from the weighting of our portfolio of businesses towards emerging markets, and a focus on developing our premium brands. We are continuing to invest in our businesses to drive revenues, which, together with ongoing productivity gains, are offsetting industry wide cost pressures. We expect to make progress in the balance of the year but face a more challenging environment.

Operational review

Latin America

Financial summary	Sept 2007 US$m	Sept 2006 US$m	%
Revenue	**2,453**	2,012	22
EBITA*	**438**	387	13
EBITA margin (%)	**17.8**	19.2	
Sales volumes (hl 000)			
– Lager	**17,757**	16,460	8
– Soft drinks	**9,144**	9,730	(6)
– Soft drinks organic	**9,144**	9,284	(2)

*In 2007 before exceptional items of US$52 million (2006: US$24 million) being integration and restructuring costs in Latin America, less the net profit on the sale of soft drink and juice businesses in Costa Rica and Colombia respectively.

The implementation of our strategy to renovate the beer category in the region is on track with good initial signs of success. Lager volume growth of 8% for the half year has been achieved, notwithstanding high comparatives in the prior period, and we remain confident that our initiatives to transform the category will deliver significant volume and profit margin growth in the medium term. Reported EBITA performance for the first half has been aided by favourable exchange rates. Organic constant currency EBITA growth was 2%, reflecting substantial upfront investment in brand renovations and new brand launches. Higher US dollar raw materials costs were offset by local currency appreciation, pricing and productivity benefits. The EBITA margin declined by 140 basis points, including 40 basis points from changes to invoicing of distribution costs. These changes have also increased reported revenue growth by 200 basis points but have no net effect on EBITA.

Lager volumes in **Colombia** increased by almost 8%, with slower growth recorded in the latter part of the period, as higher consumer credit costs impacted spending on consumables, and as the business started cycling high comparative growth numbers. Beer's share of the alcohol market has increased steadily over the period. Renovation of our brand portfolio has further widened the appeal of the beer category and the recent upgrade of the market-leading Aguila brand, relaunched with a new packaging design in an enlarged 330ml bottle, has led to brand volumes increasing by 9%. In the premium segment, volume growth has been encouraging and Club Colombia grew by 50% in the half year. With the introduction of the national pricing model in December last year, retail mark-ups and regional pricing variability were reduced. Structural route-to-market changes and an increase in the sales force numbers and trade marketing capabilities are being implemented, with increased focus on extracting operational efficiencies and improving service reliability. The speed and scale of the initiatives being implemented including major changes to the route-to-market has led to some market dislocation over the period and had a minor impact on volumes. Investment in production capacity has progressed and the new Valle brewery outside Cali will be commissioned by the end of the calendar year, increasing capacity by 2.2 million hl. Further capital has been invested in product quality, in distribution, and in upgrading bottles.

Our **Peru** operations have achieved lager volume growth of 10% despite unseasonably cold weather and an earthquake in August which lowered volume momentum towards the end of the period. There has been continuing strong price discounting by competition especially with the entry of a low-priced brand from a new competitor. Our flagship brand Cristal continues to show positive momentum following its relaunch, but has been affected by the intense competition and our overall market share fell to 88% in September, on a monthly basis, from 92% in March 2007. The business continues to invest in marketing, brand renovation, improving capability at the point of sale and capacity.

Trading at our **Ecuador** operation was difficult with the loss of six trading days due to 'dry' election days. Lager volumes grew by 4% with the flagship mainstream brand Pilsener growing at 5% over very strong comparatives in the prior period. Pilsener was relaunched in the latter part of September while activities to improve visibility and availability continue. Our Club brand was also relaunched and positioned in the premium segment.

In **Panama** our lager volumes grew by over 12% in a market that has grown by 10%. Both our flagship brands Atlas and Balboa were successfully relaunched and prior year above-inflation price increases have further boosted revenue. Minority interests of 6.7% were acquired, increasing our effective interest to 95%.

Lager volumes in **Honduras** grew by 3%, aided by growth in the premium segment, while soft drinks reported growth of 9%. In **El Salvador** our soft drink market share has grown by nearly one percentage point to 47.7%. Lager volumes have grown by nearly 4% off high growth in the prior period, driven by the premium Golden Light brand, which continues to show double digit growth.

Our integration activities in the South America region are drawing to a close with a final exceptional charge recorded in the period of US$52 million. This includes a US$17 million net profit on the disposal of the juice business in Colombia and soft drinks business in Costa Rica, which have been completed in the period.

Europe

Financial summary	Sept 2007 US$m	Sept 2006 US$m	%
Revenue	**2,876**	2,279	26
EBITA	**622**	485	29
EBITA margin (%)	**21.6**	21.3	
Sales volumes (hl 000)			
– Lager	**25,715**	23,041	12

Europe achieved an excellent result with lager organic volumes up 12% and EBITA growth of 29%. Volumes were assisted by warm weather in the earlier months, with Poland, Russia and Romania all delivering strong double digit volume increases. While volume growth moderated in the later months, most operations improved market share over the half year. Reported EBITA growth of 29% was boosted by currency translation gains and was 17% up on an organic constant currency basis. There were significant increases in raw material costs, real wage increases and the continued growth of can volumes in certain markets. The pricing environment during the period under review has shown some signs of improvement.

In **Poland**, strong economic fundamentals as well as generally warmer weather underpinned 8% growth in the beer market. Our domestic volumes were up 14% and market share for the six month period improved. Tyskie, Poland's leading brand with annual volumes of 5.7 million hl and market share over 16% continued its strong recovery and grew 11% while Zubr, the second biggest brand in the market, was up 23% with upgraded brand imagery, new packaging and increased media and trade presence. In the local premium segment, Lech was 12% ahead with strong trade activation utilising associations with music and active lifestyles. Our flavoured beer Redd's, with its three variants, is the fastest growing brand in the premium segment. Expansion projects currently under way will increase overall annual capacity to over 17 million hl by next summer.

Volumes in the **Czech Republic** were up 3%, slightly ahead of the market, and market share improved slightly. Improved sales mix has been achieved reflecting the continued focus on premium and mainstream brands. All brands have benefited from a comprehensive packaging upgrade over the past 18 months including labels, proprietary bottles, new crates, cans, multipacks and all secondary packaging. Pilsner Urquell grew 5%, supported by a successful on-trade outlet expansion programme focused on high visibility outlets, and tailored shopper activation in hypermarkets. A new specialty beer, Master, introduced in draught in April, has been well accepted by the on-trade as a super premium to complement the existing portfolio. Volumes of our largest brand, Gambrinus, were slightly down as we deliberately withdrew from competitive rounds of discounting. Kozel continued its strong momentum and was up by 21%. In order to address the sharp escalation in the cost of brewing raw materials, price rises averaging 5.8% have been announced.

In **Russia** volumes were up 18%, ahead of the beer market which grew by an estimated 14%, reflecting the combined effects of warmer spring weather and improving consumer spending. Real income growth is driving share gains for the premium segment. Miller Genuine Draft was 21% ahead, driven by expanding distribution of the new half litre bottle and Zolotaya Bochka, the fastest growing local premium brand, was up 22% buoyed by focused marketing investment. Redd's grew by 31% supported by strong brand communication targeted at female consumers. New initiatives with distributors targeting smaller cities have started to increase reach, with the sales force and cooler placements expanded significantly to increase retail coverage in more than 120,000 outlets. Construction of the new brewery at Ulyanovsk, 1,000 km east of Moscow, is on schedule to open early in 2009 with an initial capacity of 3 million hl and the ability to expand further as required.

In **Italy**, with generally warmer weather and a modestly improving economy, the beer market grew by an estimated 1%. Against this, Birra Peroni has delivered overall domestic volume growth of 2% as branded volumes gained 4% and private label volumes were reduced by 24% with the continuation of the managed exit from this segment. Focus on the on-trade, in the more affluent North, has led to volume growth in this region of 7%. This performance has been achieved with above-inflation price increases implemented early in the year. Our premium brand Peroni Nastro Azzurro was up 8%, completing ten quarters of market share growth, and premiumisation of the brand continues with selected prestige sponsorships and the launch of limited edition packs. Peroni volumes were 6% higher than prior year, with extensive activation of national football and rugby team sponsorships, expansion of draught particularly in the Northern provinces, and significant packaging renovation.

In **Romania** our volumes surged 37% with market share up 450 basis points to 24.9%, in a market up 12%, driven by a robust economy and growing consumer spending. Now largely freed of the capacity constraints which applied during the first half of last year, our portfolio is better matched to consumer demand through mainstream and economy PET offerings supported by anchor distributors, improved marketing and in trade execution. Our local premium brand Ursus Premium grew by 15% and its on-premise share stands at 15%, while Timisoreana Lux was up 67% boosted by the new two litre PET pack, and is now the market leader with annual sales of well over 2 million hl. These two brands are now the top two brands in the important on-premise channel. Production capacity is being further expanded to 6.3 million hl.

In **Hungary** the fiscal austerity measures continue to impact domestic consumption, and there are no signs yet of an end to the intense price discounting. Despite this, and the introduction of PET offerings by two competitors, our volumes grew 4%, ahead of a declining market.

In the **UK** we continue to build on last year's success, with volumes up 42% against an overall market where volumes have fallen. Peroni Nastro Azzurro grew 33% with new packs, a successful national advertising campaign, and a significant increase in draught installations. Our Polish brands, Tyskie and Lech, introduced last year, have been successfully integrated into the portfolio and are performing very strongly.

North America

Financial summary	Sept 2007 US$m	Sept 2006 US$m	%
Revenue	**2,782**	2,632	6
EBITA*	**300**	253	19
EBITA margin (%)	**10.8**	9.6	
Sales volumes (hl 000)			
– Lager – excluding contract brewing	**26,191**	24,693	6
– contract brewing	**4,065**	5,224	(22)
– Soft drinks	**54**	49	10
Lager – domestic sales to retailers (STRs)	**24,556**	23,177	6

*In 2007 including an amount of US$16 million from a settlement with Ball Metal Beverage Container Corporation in respect of can purchases in the prior year (2006: nil).

Miller Brewing Company drove improved results in the period through disciplined execution of its strategy to migrate the brand portfolio to higher margin, higher growth segments, while aggressively controlling costs to continue investments in brand marketing and product innovation.

Solid volume and pricing performance for the flagship Miller Lite brand, strong overall portfolio pricing and mix gains, with improved volume performance from higher margin brands, combined to produce a 3.9% increase in domestic net revenue per barrel.

During the period, US beer industry shipments to wholesalers (STWs) grew by 1.6%. Excluding imports, the US industry grew by 1.0%. Miller's US domestic sales to retailers (STRs) increased by 5.9% over the six months and 1.4% on an organic basis, while reported domestic STWs increased by 6.7%. Contract brewing volumes were lower by 22%, due primarily to Miller's acquisition of the Sparks and Steel Reserve brands last year which were previously brewed under contract, and were down only 5% on an organic basis.

Miller Lite returned to solid growth in the period, posting a 2.1% increase in STRs supported by a strong marketing campaign focused on product intrinsic values. Miller Lite was up 3.3% in the on-premise channel and average case pricing was up 2.1% across all channels, 50 basis points more than its largest domestic light beer competitor.

After just six weeks of market testing, Miller decided in April to fast track a national launch of Miller Chill, its new chelada-style light beer. The brand reached 74% off-premise and 30% on-premise distribution by 1 August 2007 with strong consumer trial and repeat purchase fuelling its success. Miller Chill provided significant incremental volume and margin enhancement as it reached a 0.8% value share during the peak summer sales season. While the brand is demonstrating expected seasonality, as at the end of October 2007 it had achieved STRs of 380,000 barrels, and it is well on its way to exceeding the first year retail volume target of 400,000 barrels.

Miller's worthmore brand portfolio grew volumes in the high-single digits. This strong performance was driven by 27% growth of the Leinenkugel's franchise, following the continued rollout of the Sunset Wheat variant, which is now available in 42 states, as well as the regional launch of Summer Shandy. Peroni Nastro Azzurro grew by 54% in the US using its global Italian style positioning. Sparks volume grew by 10.8% on a proforma basis during its first full year in the Miller system.

Miller High Life also returned to growth, with STRs up 1.0% on the back of a strong national marketing campaign focused on common sense values and average case prices were up 2.9% in supermarkets nationally. The Milwaukee's Best franchise STRs declined 4.0% in the face of strong competitive pressure in the economy segment. The declining trend for Miller Genuine Draft STRs continued with volumes down 9.3%, in line with its market segment. Icehouse STRs were up 2.0%, a significant trend improvement following new brand positioning.

Total revenue increased by 5.8% versus the prior period, while US domestic revenue excluding contract brewing increased by 10%. Brewing materials costs were up compared to the prior year as grain, barley and other ingredient costs increased.

EBITA for the period was 19% higher than the prior year, driven primarily by price increases and higher volumes, and includes a retrospective cost adjustment. In October 2007 Miller settled a dispute with the Ball Metal Beverage Container Corporation, which will result in a one-time payment to Miller of some US$70 million, a portion of which is attributable to our contract brewing partners. An amount of US$16 million relates to materials supplied to Miller during the prior financial year and this benefit has been included in the period under review. The settlement also includes a one-off gain of US$17 million which will be reported in the second half in respect of other contractual changes. The balance attributable to Miller is being recognised as normal costs of goods sold, across both halves of the current year.

Miller's EBITA margin increased to 10.8% from 9.6%, as unit revenue improvements, favourable mix and the effect of the Ball settlement exceeded increases in marketing and other costs. Marketing investment will remain at a high level in the second half as we invest behind brand momentum and innovations.

Africa and Asia

Financial summary	Sept 2007 US$m	Sept 2006 US$m	%
Group revenue (including share of associates)	**1,703**	1,356	26
EBITA	**277**	240	16
EBITA margin (%)	**16.3**	17.7	
Sales volumes (hl 000)*			
– Lager	**52,830**	40,854	29
– Lager organic	**49,406**	40,854	21
– Soft drinks	**4,193**	6,914	(40)
– Soft drinks organic	**4,193**	3,438	22
– Other alcoholic beverages	**2,966**	3,126	(5)

*Excludes Castel lager volumes of 8,441 (2006: 7,563) and soft drinks of 7,256 (2006: 6,659). Soft drinks volumes include sparkling and non-sparkling beverages.

The strong growth in Africa and Asia continued in the period under review, with lager volume growth of 29% (representing organic growth of 21%) and reported EBITA growth of 16%, despite currency weakness in certain of our countries. EBITA margin reduced from 17.7% to 16.3% as a result of the higher growth in lower margin Asia markets and a slight reduction in Africa margins due to rising costs.

Africa

Momentum within Africa continued in the first half with organic lager growth of 6% and total organic volume growth of 7%, both excluding Zimbabwe. Underlying this performance is continued economic growth in most countries, improved execution in both sales and distribution and ongoing brand renovations.

Tanzania achieved lager volume growth of 8% in the six months. Performance was driven by an improving economy, improved distribution and market place activities including the re-formulation of the premium Ndovu Lager to 100% malt, the introduction of a new long neck bottle for Kilimanjaro and the launch of Eagle lager in the North East aimed at capturing share at the subsistence end of the market. The launch of Eagle will be rolled out on a national basis later in the year.

Mozambique continued its excellent performance by posting lager growth of 8%, its fourth consecutive first half year period of similar growth. The performance was underpinned by continued economic development, a stable currency and a well balanced brand and pack portfolio that provides the consumer with multiple brand and pack options at differing price points. A new brewhouse was commissioned late in the prior year and a number of capacity projects have delivered improved operating efficiencies.

Angola continues to grow rapidly with a buoyant economy and our soft drink business continues its strong growth, recording 12% volume growth despite supply side constraints. Profitability was impeded by the ending of an import tax holiday and higher can volumes which carry lower margins. Results for this year include our share of earnings from the recently privatised Empresa de Cervejas N'gola, our brewery in Southern Angola, which is performing ahead of expectation and is currently undergoing a capacity expansion.

Botswana has returned to growth in both lager and soft drinks operations. The economic pressure and inflationary impacts that followed the 2005 devaluations have largely been absorbed and are no longer impacting performance. Lager volumes are up 11% and soft drinks up 19%. We have completed the brand renovation of the market leading lager, St. Louis, and have recently launched a new returnable lager bottle aimed at reducing the cost per serving to the consumer.

Castel performed well with robust economic conditions in the countries in which they operate underpinning 10% total volume growth, and strong growth was recorded in its key markets of Cameroon, Ethiopia and Angola.

Asia

China continued its strong performance with underlying organic volume growth of 22%, ahead of industry growth. All regions posted growth over the prior period, with the North East and Central regions out-performing the others despite increased competitor activity. The Snow brand extended its position as China's number one brand by volume with a 9% overall market share and it now represents over 70% of the brand portfolio.

Input cost increases were evident and, while prices were increased in some regions, this led to overall margin pressure during the period. In addition the ongoing integration of new acquisitions and greenfield commissioning costs further added to overall margin pressures.

The business disposed of its non core Southern region water business in May 2007, thus creating a focused lager beer business.

India once again grew strongly in the first six months posting lager volume growth of 28%, (up 20% on an organic basis) with industry growth of 16%. Ongoing capacity expansion, the development of a well balanced brand portfolio and the integration of last year's Foster's India acquisition represent key areas of progress over the period, with volumes of the Fosters' brand up 47% on a proforma basis.

South Africa: Beverages

Financial summary	Sept 2007 US$m	Sept 2006 US$m	%
Group revenue (including share of associates)	**2,016**	1,950	4
EBITA	**405**	411	(2)
EBITA margin (%)	**20.1**	21.1	
Sales volumes (hl 000)			
– Lager	**12,478**	12,237	2
– Soft drinks	**7,253**	6,506	11

The South African economy continued its growth trend in the first six months of the financial year, recording GDP growth of 5%. Consumer demand remained strong and the suspension of the National Lottery was a favourable factor.

Lager volumes grew by 2% in the first half of the year. Total soft drink volumes were up 11% as the soft drink business benefited from the positive economic environment and some trade restocking in earlier months following carbon dioxide shortages at the end of the prior year.

Our mainstream lager volumes grew by 5% and flavoured alcoholic beverages (FABs) achieved strong growth. The expected loss in premium volumes was softened by the strong growth in Castle Lite (up 74%) and the successful launch of a new premium offering, Hansa Marzen Gold, in May 2007, which represents some 3% of volumes for the half year, and the launch of Peroni Nastro Azzurro in draught format. Volume growth was impacted by supply and production constraints experienced at the end of the second quarter, compounded by reduced production flexibility during new brand and pack introductions, including the implementation of our mainstream renovation programme.

Price increases in January 2007 in lager and soft drinks, which were below inflation, together with organic volume growth increased revenue by 8% in constant currency. Revenue growth reflects negative sales mix in lager and the faster growth of soft drinks.

Margins were adversely affected by higher raw material and packaging input costs, driven by rising dollar commodity prices, exacerbated by a weaker rand during the period, compared to the prior year. Input costs for the full year are expected to show further increases as higher priced glass imports impact packaging costs.

Distribution costs were higher as our direct delivery customer base increased in line with our main market penetration initiative. Outlets serviced increased by 7% in the first half of this year to over 21,500. Despite significant progress being made earlier in the year in licensing outlets, administrative delays at local government level have slowed progress. Distribution costs also rose from coastal breweries having to partially supply inland sales areas with non-returnable packs.

Marketing investments were made in brand and pack renovations and new product development. Castle received a packaging upgrade across all packs as did Hansa Pilsener, which was renovated to match the contemporary Hansa Marzen Gold packaging. Extensive new product development work undertaken in the first half of the year will deliver further innovations in the market over the next twelve months. The phased replacement of the 750ml returnable mainstream bottle commenced in April 2007, and to date, three of our seven breweries are producing mainstream brands in the new bottle and our consumers' response has been positive.

Constant currency EBITA growth of 3% reflects the impact of higher raw material and distribution costs as well as the investment in market facing initiatives. EBITA margins are 100 basis points lower at 20.1%, also reflecting the change in sales mix with lower premium lager volumes and higher mainstream lager volumes in the period.

During the first six months the negative impact of the termination of the Amstel brand on SA Beverages', earnings has been mitigated by the unavailability of the product in the market in the first quarter as well as the successful launch of our new premium brand, Hansa Marzen Gold. Consequently, we have revised our estimate of the impact on current year EBITA from US$80 million to between US$40 million and US$50 million, which will impact EBITA and margin mainly in the second half as the brand has recently returned to the market in bottle form.

Sales of **Appletiser** continued to show strong volume growth, up 25%, with double digit growth recorded in South Africa and internationally. **Distell** has grown in both its domestic and international markets, primarily in the cider, ready to drink and spirits categories. Profitability has also been improved by operating efficiencies.

South Africa: Hotels and Gaming

Financial summary	Sept 2007 US$m	Sept 2006 US$m	%
Group revenue (share of associates)	**193**	167	16
EBITA	**58**	44	32
EBITA margin (%)	**30.1**	26.6	
Revenue per available room (Revpar) – US$	**68.29**	58.46	17

The group is a 49% shareholder in the Tsogo Sun group, which reported a good first half year result with an increase of 32% in EBITA over the prior period. The South African economy continued to grow with consumer spending and demand for hotel accommodation remaining high. The gaming division enjoyed robust growth during the period with new gaming capacity and market growth influencing results. Good occupancy levels continue to be achieved, with strong growth in room rate improving revpar by 17% over the prior period.

Financial review

Accounting policies
The accounting policies followed are the same as those published within the Annual Report and Accounts for the year ended 31 March 2007. The Annual Report and accounts for the year ended 31 March 2007 are available on the company's website, www.sabmiller.com.

Segmental analysis
The group's operating results on a segmental basis are set out in the segmental analysis of operations, and the disclosures are in accordance with the basis on which the businesses are managed and according to the differing risk and reward profiles. SABMiller believes that the reported profit measures – before exceptional items and amortisation of intangible assets (excluding software), and including associates on a similar basis (i.e. before interest, tax and minority interests) – provide additional information on trends and allow for greater comparability between segments. Segmental performance is reported after the specific apportionment of attributable head office service costs.

Accounting for volumes
In the determination and disclosure of reported sales volumes, the group aggregates 100% of the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where the group exercises significant influence but primary responsibility for day to day management rests with others (such as Castel and Distell). In these latter cases, the financial results of operations are equity accounted in terms of IFRS but volumes are excluded. Contract brewing volumes are excluded from total volumes; however revenue from contract brewing is included within revenue. Reported volumes exclude intra-group sales volumes.

Organic, constant currency comparisons
The group discloses certain results on an organic, constant currency basis, to show the effects of acquisitions net of disposals and changes in exchange rates on the group's results. Organic results exclude the first twelve months' results of acquisitions and the last twelve months' results of disposals. Constant currency results have been determined by translating the local currency denominated results for the period ended 30 September 2007 at the exchange rates for the comparable period in the prior period.

Acquisitions and disposals
On 3 August, the group announced the acquisition of 99.96% of Browar Belgia Sp. z o.o., the fourth largest brewer in Poland. The transaction is subject to approval from the Office of Competition and Consumer Protection, which is expected during December 2007.

On 9 October, SABMiller plc and Molson Coors Brewing Company announced that they have signed a letter of intent to combine the US and Puerto Rico operations of their respective subsidiaries, Miller and Coors, in a joint venture to create a stronger, brand-led US brewer with the scale, resources and distribution platform to compete more effectively in the increasingly competitive US marketplace. The transaction is subject to negotiation of definitive agreements, which is expected by the end of 2007. Closing of the transaction is also subject to obtaining clearances from the US competition authorities and certain other regulatory clearances and third-party consents, as required, and is not expected before mid 2008.

During the period the group completed the disposals of its soft drinks business in Costa Rica and the juice business in Colombia which were announced in the prior year. Our associate in China also completed the disposal of a non-core water business.

Exceptional items
Items that are material either by size or incidence are classified as exceptional items. Further details on the treatment of these items can be found in note 3. Net exceptional charges of US$52 million have been recorded (2006: US$27 million) during the period. These relate to final restructuring costs of US$69 million (2006: US$27 million) incurred in Latin America, partially offset by a net profit of US$17 million on disposal of soft drink businesses in Costa Rica and Colombia.

Borrowings and net debt
Gross debt, comprising borrowings of the group together with the fair value of derivative assets or liabilities held to manage interest rate and foreign currency risk of borrowings, has increased to US$7,555 million from US$7,358 million at 31 March 2007. Net debt comprising gross debt net of cash and cash equivalents has increased to US$7,054 million from US$6,877 million at 31 March 2007. An analysis of net debt is provided in note 8. The group's gearing (presented as a ratio of debt/equity) has decreased to 43.5% from 45.8% at 31 March 2007. On 16 July 2007, the group's holding company for its South African operations raised R1,600 million (approximately US$230 million) in 5-year notes. The notes, issued under a R4,000 million Domestic Medium Term Note Programme, are guaranteed by SABMiller plc and are listed on BESA, the South African Bond Exchange. The net proceeds of the bond issue have been used to repay part of existing loan facilities that were utilised by The South African Breweries Ltd.

The average borrowing rate for the total debt portfolio at 30 September 2007 was 7.9% (2006: 6.9%), compared to 7.6% at 31 March 2007.

Finance costs

Net finance costs increased to US$258 million (2006: US$242 million), reflecting the change in the composition in net debt with more non US dollar related debt, funding of the acquisition of minority interests in the second half of the prior year and the increased interest rates noted above.

Profit before tax

Profit before tax of US$1,579 million was up 14% on prior year, reflecting performance improvements across the businesses, despite higher exceptional items (as described above).

Taxation

Our effective tax rate, 33.5%, is lower than the prior year period under review (35.7%), and also lower than the prior year full year rate (34.5%). This reflects a more favourable geographic mix of profits across the group, local statutory rate reductions and ongoing management of our effective tax rate.

Earnings per share

The group presents adjusted basic earnings per share to exclude the impact of the amortisation of intangible assets (excluding software) and other non-recurring items, which include post-tax exceptional items, in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted basic earnings per share of 69.1 US cents were up by 22% on the prior period, reflecting the improved performance noted above. An analysis of earnings per share is shown in note 5 to the financial statements.

Cash flow

Net cash generated from operating activities before working capital movements (EBITDA) increased by 13%, to US$2,229 million, compared to the prior period. The ratio of EBITDA to revenue decreased slightly in the period to 20.7% (2006: 21.0%).

Risks and uncertainties

The principal risks and uncertainties for the first six months and remaining six months of the financial year remain as reflected on page 9 of the 2007 Annual Report. In addition there is a risk relating to the proposed joint venture transaction concerning Miller and Coors in the US and Puerto Rico. The transaction is subject to the receipt of consents and approvals from government entities that could delay or prevent completion of the transaction or impose conditions on the joint venture, which could result in an adverse effect on the business or financial condition of the joint venture or on Miller if the transaction does not proceed to completion, as well as on our business and financial results.

Currencies: South African rand/Colombian peso

During the period, the rand strengthened by 5% against the US dollar and ended at R6.89 to the US dollar compared to R7.29 at 31 March 2007, whilst the weighted average rand/dollar rate weakened by 5% to R7.12 compared with R6.81 in the prior period. The peso has strengthened by 8% against the US dollar ending the period at COP2,023 to the US dollar, compared to COP2,190 at 31 March 2007 and the weighted average COP/dollar rate strengthened by 17% to COP2,030 compared with COP2,437 in the prior period.

Dividend

The board has declared a cash interim dividend of 16 US cents per share. The dividend will be payable on 21 December 2007 to shareholders registered on the London and Johannesburg registers on 30 November 2007. The ex-dividend trading dates will be 28 November 2007 on the London Stock Exchange and 26 November 2007 on the JSE Limited. As the group reports in US dollars, dividends are declared in US dollars. They are payable in South African rand to shareholders on the Johannesburg register, in US dollars to shareholders on the London register with a registered address in the United States (unless mandated otherwise), and in sterling to all remaining shareholders on the London register. Further details relating to dividends are provided in note 6.

The rate of exchange applicable for US dollar conversion into both South African rand and sterling was determined yesterday. The rate of exchange determined for converting to South African rand was US$:ZAR = 6.6412 resulting in an equivalent interim dividend of 106.2592 SA cents per share. The rate of exchange for converting to sterling was GBP:US$ = 2.0752 resulting in an equivalent interim dividend of 7.7101 UK pence per share.

From the commencement of trade on 15 November 2007 until the close of business on 30 November 2007, no transfers between the London and Johannesburg registers will be permitted, and from the close of business on 23 November 2007 until the close of business on 30 November 2007, no shares may be dematerialised or rematerialised.

This statement, which should be read in conjunction with the independent review report of the auditors set out below, is made to enable shareholders to distinguish the respective responsibilities of the directors and the auditors in relation to the consolidated interim financial information, set out on pages 11 to 24, which the directors confirm has been prepared on a going concern basis. The directors consider that the group has used appropriate accounting policies, consistently applied and supported by reasonable and appropriate judgements and estimates.

A copy of the interim report of the group is placed on the company's website. The directors are responsible for the maintenance and integrity of information on the company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

The directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and the interim report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The directors of SABMiller plc are listed in the SABMiller plc Annual Report for the year ended 31 March 2007. Ms Nancy De Lisi retired from office on 30 April 2007 and Mr Dinyar Devitre, nominated by Altria Group, Inc. to replace Ms De Lisi, was appointed to the board on 16 May 2007. A list of current directors is maintained on the SABMiller plc website: www.sabmiller.com.

On behalf of the board

E A G Mackay
Chief Executive

M I Wyman
Chief Financial Officer

15 November 2007

INDEPENDENT REVIEW REPORT OF HALF-YEARLY CONSOLIDATED FINANCIAL INFORMATION TO SABMILLER PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007, which comprises the summarised income statement, summarised balance sheet, statement of recognised income and expense, cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRS as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants

London
15 November 2007

for the six months ended 30 September

	Notes	Six months ended 30/9/07 Unaudited US$m	Six months ended 30/9/06 Unaudited US$m	Year ended 31/3/07 Audited US$m
Revenue	2	**10,781**	9,344	18,620
Net operating expenses		**(9,091)**	(7,829)	(15,593)
Operating profit	2	**1,690**	1,515	3,027
Operating profit before exceptional items		**1,742**	1,542	3,120
Exceptional items	3	**(52)**	(27)	(93)
Net finance costs		**(258)**	(242)	(428)
Interest payable and similar charges		**(354)**	(388)	(668)
Interest receivable		**96**	146	240
Share of post-tax results of associates		**147**	105	205
Profit before taxation		**1,579**	1,378	2,804
Taxation	4	**(497)**	(470)	(921)
Profit for the financial period		**1,082**	908	1,883
Profit attributable to minority interests		**124**	118	234
Profit attributable to equity shareholders		**958**	790	1,649
		1,082	908	1,883
Basic earnings per share (US cents)	5	**63.9**	52.9	110.2
Diluted earnings per share (US cents)	5	**63.5**	52.6	109.5

All operations are continuing.

	Notes	30/9/07 Unaudited US$m	30/9/06 Unaudited US$m	31/3/07 Audited US$m
Assets				
Non-current assets				
Goodwill		**13,783**	12,678	13,250
Intangible assets		**4,062**	3,741	3,901
Property, plant and equipment	7	**7,433**	6,169	6,750
Investments in associates		**1,524**	1,049	1,351
Available for sale investments		**50**	42	52
Derivative financial instruments		**37**	72	34
Trade and other receivables		**190**	95	181
Deferred tax assets		**142**	359	164
		27,221	24,205	25,683
Current assets				
Inventories		**1,048**	801	928
Trade and other receivables		**1,822**	1,304	1,471
Current tax assets		**105**	52	103
Derivative financial instruments		**3**	66	6
Loan participation deposit		**–**	190	–
Cash and cash equivalents	8	**501**	657	481
		3,479	3,070	2,989
Assets in disposal groups held for sale		**–**	–	64
		3,479	3,070	3,053
Total assets		**30,700**	27,275	28,736
Liabilities				
Current liabilities				
Derivative financial instruments		**(21)**	(4)	(5)
Borrowings	8	**(1,227)**	(1,157)	(1,711)
Trade and other payables		**(3,012)**	(2,493)	(2,746)
Current tax liabilities		**(513)**	(354)	(429)
Provisions		**(282)**	(205)	(266)
		(5,055)	(4,213)	(5,157)
Liabilities directly associated with disposal groups held for sale		**–**	–	(19)
		(5,055)	(4,213)	(5,176)
Non-current liabilities				
Derivative financial instruments		**(310)**	(136)	(204)
Borrowings	8	**(6,174)**	(6,326)	(5,520)
Trade and other payables		**(312)**	(61)	(269)
Deferred tax liabilities		**(1,440)**	(1,537)	(1,393)
Provisions		**(1,190)**	(1,265)	(1,173)
		(9,426)	(9,325)	(8,559)
Total liabilities		**(14,481)**	(13,538)	(13,735)
Net assets		**16,219**	13,737	15,001
Equity				
Share capital	9	**158**	158	158
Share premium	10	**6,162**	6,123	6,137
Merger relief reserve	10	**3,395**	3,395	3,395
Other reserves	10	**1,177**	(78)	466
Retained earnings	10	**4,688**	3,593	4,250
Total shareholders' equity		**15,580**	13,191	14,406
Minority interests	10	**639**	546	595
Total equity		**16,219**	13,737	15,001

CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30 September

	Notes	Six months ended 30/9/07 Unaudited US$m	Six months ended 30/9/06 Unaudited US$m	Year ended 31/3/07 Audited US$m
Cash flows from operating activities				
Cash generated from operations	11	**2,128**	2,152	4,018
Interest received		**104**	94	231
Interest paid		**(378)**	(347)	(719)
Interest element of finance lease payments		**–**	(1)	–
Tax paid		**(447)**	(371)	(801)
Net cash from operating activities		**1,407**	1,527	2,729
Cash flows from investing activities				
Purchase of property, plant and equipment		**(850)**	(462)	(1,191)
Proceeds from sale of property, plant and equipment		**42**	25	110
Purchase of intangible assets		**(34)**	(240)	(270)
Purchase of investments		**(5)**	–	(3)
Proceeds from sale of investments		**–**	1	1
Proceeds from sale of associates		**–**	–	81
Proceeds on disposal of share in subsidiaries		**71**	–	7
Acquisition of subsidiaries (net of cash acquired)		**–**	(145)	(131)
Purchase of shares from minorities		**(2)**	(34)	(200)
Purchase of shares in associates		**(29)**	(8)	(186)
Dividends received from associates		**47**	73	102
Dividends received from other investments		**–**	1	1
Net cash used in investing activities		**(760)**	(789)	(1,679)
Cash flows from financing activities				
Proceeds from the issue of shares		**25**	24	38
Purchase of own shares for share trusts		**(9)**	(8)	(30)
Proceeds from borrowings		**2,679**	3,710	5,126
Repayment of borrowings		**(2,725)**	(3,702)	(5,663)
Capital element of finance lease payments		**(2)**	(9)	(7)
Decrease in loan participation deposit		**–**	–	200
Net cash receipts on net investment hedges		**2**	–	42
Dividends paid to shareholders of the parent		**(537)**	(473)	(681)
Dividends paid to minority interests		**(87)**	(68)	(161)
Net cash used in financing activities		**(654)**	(526)	(1,136)
Net cash from operating, investing and financing activities		**(7)**	212	(86)
Effects of exchange rate changes		**(18)**	26	(18)
Net (decrease) / increase in cash and cash equivalents		**(25)**	238	(104)
Cash and cash equivalents at 1 April		**294**	398	398
Cash and cash equivalents at period end	8	**269**	636	294

INCOME AND EXPENSE

for the six months ended 30 September

	Six months ended 30/9/07 Unaudited US$m	Six months ended 30/0/06 Unaudited US$m	Year ended 31/3/07 Audited US$m
Currency translation differences on foreign currency net investments	**812**	(302)	362
Actuarial gains/(loss) on defined benefit plans	–	–	(5)
Fair value moves on available for sale investments	–	–	7
Tax on items taken directly to equity	–	–	2
Net investment hedges	**(90)**	106	(2)
Net profits/(losses) recognised directly in equity	**722**	(196)	364
Profit for the period	**1,082**	908	1,883
Total recognised income for the period	**1,804**	712	2,247
– Attributable to equity shareholders	**1,662**	606	2,010
– Attributable to minority interests	**142**	106	237

1. Basis of preparation

The financial information comprises the unaudited results of SABMiller plc for the six months ended 30 September 2007 and 30 September 2006, together with the audited results for the year ended 31 March 2007. The financial information in this report is not audited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985 (as amended). The board of directors approved this financial information on 15 November 2007. The annual financial statements for the year ended 31 March 2007, which represent the statutory accounts for that year have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement made under s237(2) or (3) of the Companies Act 1985.

The unaudited financial information in this interim announcement has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority, and with IAS 34 'Interim Financial Reporting' as adopted by the European Union. The interim financial information should be read in conjunction with the annual financial statements for the year ended 31 March 2007, which have been prepared in accordance with IFRS as adopted by the European Union.

The subsidiary and associated undertakings in the group operate in the local currency of the country in which they are based. From a presentational perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms all companies report in US dollars. The directors of the company regard the US dollar as the presentational currency of the group, being the most representative currency of its operations. Therefore the consolidated interim financial statements are presented in US dollars.

Accounting policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 March 2007, which were published in June 2007, as described in those financial statements. The financial statements are prepared under the historical cost convention, except for the revaluation to fair value of certain financial assets and liabilities, share based payments, and pension assets and liabilities.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year ending 31 March 2008.

- IFRS 7 Financial Instruments: Disclosures, IAS 1 Amendments to Capital Disclosures, and IFRS 4 Insurance Contracts revised implementation guidance. As this interim report contains only condensed financial statements, and as there are no material financial instrument related transactions in the period, full IFRS 7 disclosures are not required at this stage. The full IFRS 7 disclosures, including the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1, will be given in the annual financial statements.
- IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies. This interpretation is not relevant for the group.
- IFRIC 8 Scope of IFRS 2. This interpretation has not had any impact on the recognition of share-based payments in the group.
- IFRIC 9 Reassessment of Embedded Derivatives. This interpretation has not had any impact on the group.
- IFRIC 10 Interim Financial Reporting and Impairment. This interpretation has not had any impact on the group.

2. Segmental information (unaudited)

Revenue

The following table provides a reconciliation of group revenue (including share of associates' revenue) to segment revenue.

Six months ended 30 September:	Segment revenue 2007 US$m	Share of associates' revenue 2007 US$m	Group revenue 2007 US$m	Segment revenue 2006 US$m	Share of associates' revenue 2006 US$m	Group revenue 2006 US$m
Latin America	2,453	–	2,453	2,003	9	2,012
Europe	2,876	–	2,876	2,279	–	2,279
North America	2,782	–	2,782	2,632	–	2,632
Africa and Asia	869	834	1,703	681	675	1,356
South Africa:						
– Beverages	1,801	215	2,016	1,749	201	1,950
– Hotels and Gaming	–	193	193	–	167	167
South Africa: Total	1,801	408	2,209	1,749	368	2,117
	10,781	1,242	12,023	9,344	1,052	10,396

Year ended 31 March:	2007 US$m	2007 US$m	2007 US$m
Latin America	4,373	19	4,392
Europe	4,078	–	4,078
North America	4,887	–	4,887
Africa and Asia	1,455	1,219	2,674
South Africa:			
– Beverages	3,827	447	4,274
– Hotels and Gaming	–	340	340
South Africa: Total	3,827	787	4,614
	18,620	2,025	20,645

Operating profit

The following table provides a reconciliation of operating profit (segment result) to operating profit before exceptional items.

Six months ended 30 September:	Operating profit 2007 US$m	Exceptional items 2007 US$m	Operating profit before exceptional items 2007 US$m	Operating profit 2006 US$m	Exceptional items 2006 US$m	Operating profit before exceptional items 2006 US$m
Latin America	328	52	380	311	24	335
Europe	620	–	620	484	–	484
North America	293	–	293	251	–	251
Africa and Asia	133	–	133	124	–	124
South Africa: Beverages	380	–	380	387	–	387
Corporate	(64)	–	(64)	(42)	3	(39)
	1,690	52	1,742	1,515	27	1,542

Year ended 31 March:	2007 US$m	2007 US$m	2007 US$m
Latin America	746	64	810
Europe	706	24	730
North America	366	–	366
Africa and Asia	272	–	272
South Africa: Beverages	1,043	–	1,043
Corporate	(106)	5	(101)
	3,027	93	3,120

2. Segmental information (unaudited) (continued)

EBITA

The following table provides a reconciliation of operating profit before exceptional items to EBITA.

Six months ended 30 September:	Operating profit before exceptional items 2007 US$m	Share of associates' operating profit before exceptional items 2007 US$m	Amortisation of intangible assets (excluding software) 2007 US$m	EBITA 2007 US$m	Operating profit before exceptional items 2006 US$m	Share of associates' operating profit before exceptional items 2006 US$m	Amortisation of intangible assets (excluding software) 2006 US$m	EBITA 2006 US$m
Latin America	380	–	58	438	335	–	52	387
Europe	620	–	2	622	484	–	1	485
North America	293	–	7	300	251	–	2	253
Africa and Asia	133	141	3	277	124	115	1	240
South Africa:								
– Beverages	380	25	–	405	387	24	–	411
– Hotels and Gaming	–	57	1	58	–	44	–	44
South Africa: Total	380	82	1	463	387	68	–	455
Corporate	(64)	–	–	(64)	(39)	–	–	(39)
Group	1,742	223	71	2,036	1,542	183	56	1,781

Year ended 31 March:	2007 US$m	2007 US$m	2007 US$m	2007 US$m
Latin America	810	–	105	915
Europe	730	–	3	733
North America	366	–	9	375
Africa and Asia	272	193	2	467
South Africa:				
- Beverages	1,043	59	–	1,102
- Hotels and Gaming	–	100	–	100
South Africa: Total	1,043	159	–	1,202
Corporate	(101)	–	–	(101)
Group	3,120	352	119	3,591

The group's share of associates' operating profit is reconciled to the share of post-tax results of associates in the income statement as follows:

	Six months ended 30/9/07 US$m	Six months ended 30/9/06 US$m	Year ended 31/3/07 US$m
Share of associates' operating profit	223	183	352
Share of associates' net finance cost	(5)	(6)	(9)
Share of associates' tax	(55)	(52)	(102)
Share of associates' minority interests	(16)	(20)	(36)
	147	105	205

Excise duties of US$2,187 million (2006: US$1,887 million) have been incurred during the six months as follows: Latin America US$621 million (2006: US$497 million); Europe US$551 million (2006: US$442 million); North America US$468 million (2006: US$461 million); Africa and Asia US$201 million (2006: US$152 million) and South Africa US$346 million (2006: US$335 million).

Beer volumes increase during the summer months leading to higher revenues being recognised in the first half of the year in the Europe and North America segments. Due to the spread of the business between Northern and Southern hemispheres, the results for the group as a whole are not highly seasonal in nature.

2. Segmental information (unaudited) (continued)

The following table provides a reconciliation of EBITDA (the net cash inflow from operating activities before working capital movements) before cash exceptional items to EBITDA after cash exceptional items. A reconciliation of group EBITDA after cash exceptional items can be found in note 11.

Six months ended 30 September:	EBITDA before cash exceptional items 2007 US$m	Exceptional items 2007 US$m	EBITDA 2007 US$m	EBITDA before cash exceptional items 2006 US$m	Exceptional items 2006 US$m	EBITDA 2006 US$m
Latin America	545	(10)	535	493	(17)	476
Europe	732	–	732	577	–	577
North America	372	–	372	325	–	325
Africa and Asia	172	–	172	159	–	159
South Africa: Beverages	453	–	453	458	–	458
Corporate	(35)	–	(35)	(28)	(3)	(31)
	2,239	(10)	2,229	1,984	(20)	1,964

Year ended 31 March:	2007 US$m	2007 US$m	2007 US$m
Latin America	1,147	(25)	1,122
Europe	936	(7)	929
North America	510	–	510
Africa and Asia	340	–	340
South Africa: Beverages	1,200	–	1,200
Corporate	(65)	(5)	(70)
	4,068	(37)	4,031

3. Exceptional items

	Six months ended 30/9/07 Unaudited US$m	Six months ended 30/9/06 Unaudited US$m	Year ended 31/3/07 Audited US$m
Subsidiaries' exceptional items included in operating profit:			
Latin America	(52)	(24)	(64)
Integration and restructuring costs	(69)	(24)	(64)
Profit on sale of subsidiaries	17	–	–
Europe	–	–	(24)
Integration and restructuring costs	–	–	(7)
Profit on sale of land in Italy	–	–	14
Adjustment to goodwill	–	–	(31)
Corporate			
Bavaria integration costs	–	(3)	(5)
Exceptional items included in operating profit	(52)	(27)	(93)
Taxation credit	20	8	30

2007
Latin America and Corporate

Integration and restructuring costs associated with the consolidation of Bavaria of US$69 million were incurred during the period (six months ended 30 September 2006: US$27 million; year ended 31 March 2007: US$69 million).

A net US$17 million profit on disposal has been recognised in Latin America on the disposal of soft drinks businesses in Costa Rica and Colombia in the six months ended 30 September 2007.

4. Taxation

	Six months ended 30/9/07 Unaudited US$m	Six months ended 30/9/06 Unaudited US$m	Year ended 31/3/07 Audited US$m
Current taxation	**466**	384	780
– Charge for the period [1]	**486**	377	833
– Adjustments in respect of prior years	**(20)**	7	(53)
Withholding taxes and other taxes	**40**	48	119
Total current taxation	**506**	432	899
Deferred taxation	**(9)**	38	22
– Charge for the period [2]	**(11)**	33	82
– Adjustments in respect of prior years	**8**	5	5
– Recognition of deferred tax asset in connection with the acquisition of Birra Peroni	**–**	–	(31)
– Rate change	**(6)**	–	(34)
Total taxation	**497**	470	921
Effective tax rate, before amortisation of intangibles (excluding software) and exceptional items (%)	**33.5**	35.7	34.5

The effective tax rate is calculated including share of associates' operating profit before exceptional items and share of associates' tax before exceptional items. This calculation is on a basis consistent with that used in prior years and is also consistent with other group operating metrics.

1 The current tax charge for the period includes a UK corporation tax charge of US$Nil (six months ended 30 September 2006: charge of US$4 million; year ended 31 March 2007: US$Nil charge).

2 The deferred tax charge for the period includes a UK corporation tax credit of US$9.3 million (six months ended 30 September 2006: charge of US$5 million; year ended 31 March 2007: US$9 million charge).

5. Earnings per share

	Six months ended 30/9/07 Unaudited US cents	Six months ended 30/9/06 Unaudited US cents	Year ended 31/3/07 Audited US cents
Basic earnings per share	**63.9**	52.9	110.2
Diluted earnings per share	**63.5**	52.6	109.5
Headline earnings per share	**65.7**	55.4	116.4
Adjusted basic earnings per share	**69.1**	56.6	120.0
Adjusted diluted earnings per share	**68.7**	56.3	119.3

	30/9/07 Unaudited Millions of shares	30/9/06 Unaudited Millions of shares	31/3/07 Audited Millions of shares
The weighted average number of shares was:			
Ordinary shares	**1,503**	1,498	1,500
ESOP trust ordinary shares	**(4)**	(4)	(4)
Basic shares	**1,499**	1,494	1,496
Dilutive ordinary shares from share options	**10**	9	9
Diluted shares	**1,509**	1,503	1,505

The calculation of diluted earnings per share excludes 6,046,925 (31 March 2007: 6,039,681) share options that were antidilutive for the year because the exercise price of the option exceeds the fair value of the shares during the period, and 6,818,498 (31 March 2007: 7,707,155) share options that were anti-dilutive for the year because the performance conditions attached to the options have not been met. These options could potentially dilute earnings per share in the future.

324,374 share options and awards were granted after 30 September 2007 and before the date of signing of these financial statements.

Adjusted and headline earnings

The group has also presented an adjusted earnings per share figure to exclude the impact of amortisation of intangible assets (excluding capitalised software) and other non-recurring items in order to present a more useful comparison for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the UK Society of Investment Professionals (UKSIP) formerly the Institute of Investment Management and Research Statement of Investment Practice No.1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	Six months ended 30/9/07 Unaudited US$m	Six months ended 30/9/06 Unaudited US$m	Year ended 31/3/07 Audited US$m
Profit for the financial period attributable to equity holders of the parent	**958**	790	1,649
(Profit)/loss on derivatives on capital items [1]	**–**	(1)	(10)
Amortisation of intangible assets (excluding capitalised software)	**71**	56	119
Impairment of property, plant and equipment	**–**	2	13
Profit on sale of subsidiaries	**(17)**	–	–
Profit on sale of property, plant and equipment	**(4)**	(6)	(20)
Adjustment to goodwill	**–**	–	31
Tax effects of the above items	**(23)**	(17)	(43)
Minority interest effects	**–**	3	2
Headline earnings (basic)	**985**	827	1,741
Integration/reorganisation costs (net of tax effects)	**51**	19	55
Adjusted earnings	**1,036**	846	1,796

1 This does not include all derivative movements but includes those in relation to capital items for which hedge accounting cannot be applied.

6. Dividends paid and proposed

Dividends paid are as follows:

	Six months ended 30/9/07 Unaudited US cents	Six months ended 30/9/06 Unaudited US cents	Year ended 31/3/07 Audited US cents
Prior year final dividend paid per ordinary share	**36.0**	31.0	31.0
Current year interim dividend paid per ordinary share	**–**	–	14.0

The interim dividend declared of 16.0 US cents per ordinary share is payable on 21 December 2007 to ordinary shareholders on the register as at 30 November 2007 and will absorb an estimated US$241 million of shareholders' funds.

7. Property, plant and equipment

Net book value at:

	Six months ended 30/9/07 Unaudited US$m	Six months ended 30/9/06 Unaudited US$m	Year ended 31/3/07 Audited US$m
At beginning of period	**6,750**	6,337	6,337
Exchange adjustments	**355**	(223)	98
Additions	**795**	450	1,232
Disposals	**(45)**	(19)	(94)
Depreciation	**(410)**	(355)	(737)
Other movements	**(12)**	(21)	(86)
At end of period	**7,433**	6,169	6,750

Contracts placed for future capital expenditure not provided in the financial statements amount to US$606 million.

8a. Net debt

Net debt is analysed as follows:

	As at 30/9/07 Unaudited US$m	As at 30/9/06 Unaudited US$m	As at 31/3/07 Audited US$m
Borrowings	**(7,154)**	(7,260)	(7,029)
Borrowings-related derivative financial instruments	**(154)**	(96)	(127)
Overdrafts	**(232)**	(206)	(187)
Finance leases	**(15)**	(17)	(15)
Gross debt	**(7,555)**	(7,579)	(7,358)
Loan participation deposit	**–**	190	–
Cash and cash equivalents (excluding overdrafts)	**501**	657	481
Net debt	**(7,054)**	(6,732)	(6,877)

Cash and cash equivalents on the Balance Sheet are reconciled to cash and cash equivalents on the Cash Flow as follows:

	As at 30/9/07 Unaudited US$m	As at 30/9/06 Unaudited US$m	As at 31/3/07 Audited US$m
Cash and cash equivalents (Balance Sheet)	**501**	657	481
Overdrafts	**(232)**	(206)	(187)
Legal right of offset	**–**	185	–
Cash and cash equivalents (Cash Flow)	**269**	636	294

8b. Analysis of net debt

Net debt is analysed as follows:

	Total cash and cash equivalents US$m	Borrowings US$m	Derivative financial instruments US$m	Financial leases US$m	Total gross borrowings US$m	Net debt US$m
At 31 March 2007	**294**	**(7,029)**	**(127)**	**(15)**	**(7,171)**	**(6,877)**
Exchange adjustments	(18)	(161)	–	(1)	(162)	(180)
Cash flow	(7)	46	(9)	2	39	32
Other movements	–	(10)	(18)	(1)	(29)	(29)
At 30 September 2007	**269**	**(7,154)**	**(154)**	**(15)**	**(7,323)**	**(7,054)**

9. Share capital

	Ordinary shares of 10 US cents each '000	Non-voting convertible shares of 10 US cents each '000	Deferred shares of £1 each '000	Nominal value US$m
At 1 April 2006	1,497,845	77,368	50	158
Issue of shares – share purchase, option and award scheme	2,823	–	–	–
At 30 September 2006	1,500,668	77,368	50	158
Issue of shares – share purchase, option and award scheme	1,520	–	–	–
At 31 March 2007	1,502,188	77,368	50	158
Issue of shares – share purchase, option and award scheme	2,018	–	–	–
At 30 September 2007	**1,504,206**	**77,368**	**50**	**158**

10. Statement of changes in shareholders' equity

	Share capital US$m	Share premium US$m	Merger relief reserve US$m	Safari and EBT shares US$m	Foreign currency translation reserve* US$m	Available for sale reserve* US$m	Retained earnings US$m	Total US$m	Minority interest US$m	Total equity US$m
At 1 April 2006	158	6,099	3,395	(655)	102	–	3,944	13,043	542	13,585
Currency translation movements on foreign currency investments	–	–	–	–	(290)	–	–	(290)	(12)	(302)
Net investment hedges – fair value losses in period	–	–	–	–	106	–	–	106	–	106
Deferred tax charge on items taken to equity	–	–	–	–	–	–	(9)	(9)	–	(9)
Acquisitions – minority interests	–	–	–	–	–	–	–	–	(10)	(10)
Other movements	–	–	–	–	4	–	(10)	(6)	(2)	(8)
Profit for the financial year	–	–	–	–	–	–	790	790	118	908
Dividends paid	–	–	–	–	–	–	(473)	(473)	(90)	(563)
Issued capital	–	24	–	–	–	–	–	24	–	24
Payment for purchase of own shares for share trusts	–	–	–	(8)	–	–	–	(8)	–	(8)
Equity settled share incentive plans	–	–	–	–	–	–	14	14	–	14
At 30 September 2006	158	6,123	3,395	(663)	(78)	–	4,256	13,191	546	13,737
At 31 March 2007	158	6,137	3,395	(683)	459	7	4,933	14,406	595	15,001
Currency translation movements on foreign currency investments	–	–	–	–	794	–	–	794	18	812
Net investment hedges – fair value gains in period	–	–	–	–	(90)	–	–	(90)	–	(90)
Other movements	–	–	–	–	–	–	(2)	(2)	–	(2)
Profit for the financial year	–	–	–	–	–	–	958	958	124	1,082
Dividends	–	–	–	–	–	–	(537)	(537)	(98)	(635)
Issued capital	–	25	–	–	–	–	–	25	–	25
Payment for purchase of own shares for share trusts	–	–	–	(9)	–	–	–	(9)	–	(9)
Cash flow hedge fair value deferred to equity	–	–	–	–	7	–	–	7	–	7
Equity settled share incentive plans	–	–	–	–	–	–	28	28	–	28
At 30 September 2007	158	6,162	3,395	(692)	1,170	7	5,380	15,580	639	16,219

* These are classified as 'Other Reserves' on the Group Consolidated Balance Sheet.

11. Reconciliation of profit for the year to net cash generated from operations

	Six months ended 30/9/07 Unaudited US$m	Six months ended 30/9/06 Unaudited US$m	Year ended 31/3/07 Audited US$m
Profit for the year	**1,082**	908	1,883
Taxation	**497**	470	921
Share of post-tax results of associates	**(147)**	(105)	(205)
Interest receivable	**(96)**	(146)	(240)
Interest payable and similar charges	**354**	388	668
Operating profit	**1,690**	1,515	3,027
Depreciation:			
Property, plant and equipment	**297**	270	550
Containers	**113**	85	187
Container breakages, shrinkage and write-offs	**11**	11	44
Loss/(profit) on sale of property, plant and equipment	**8**	(6)	(6)
Exceptional profit on sale of property, plant and equipment (Europe)	**–**	–	(14)
Impairment of property, plant and equipment	**–**	2	13
Amortisation of intangible assets	**94**	81	162
Net (gain)/loss from fair value hedges	**3**	(8)	(2)
(Gain) on disposal of subsidiaries	**(17)**	–	–
Dividends received from other investments	**(1)**	(1)	(1)
Charge with respect to share options	**28**	14	31
Restructuring and integration costs (Latin America, Corporate)	**–**	–	10
Adjustment to goodwill (Europe)	**–**	–	31
Other non-cash movements	**3**	1	(1)
Net cash generated from operations before working capital movements (EBITDA)	**2,229**	1,964	4,031
Net inflow/(outflow) in working capital	**(101)**	188	(13)
Net cash generated from operations	**2,128**	2,152	4,018

Cash generated from operations include cash outflows relating to exceptional costs of US$10 million in respect of South America integration and restructuring costs (2006: US$20 million).

12. Business acquisitions and disposals

There have been no material acquisitions or disposals during the period under review.

13. Related party transactions

The group's significant related parties are its associates as described in the SABMiller plc Annual Report for the year ended 31 March 2007. There have been no material changes to the type of related party transactions described therein.

14. Contingencies and commitments

A ZAR1.6 billion interest-bearing bond was issued during the period under review. The interest rate applicable to this bond is 9.935% pa. The bond is a five year, bullet repayment bond with a semi-annual coupon, commencing on 19 July 2007, maturing on 19 July 2012.

Other than the above, there have been no material changes in contingencies and commitments for the period under review.

15. Subsequent events

On 9 October, SABMiller plc and Molson Coors Brewing Company announced that they had signed a letter of intent to combine the US and Puerto Rico operations of their respective subsidiaries, Miller and Coors, in a joint venture to create a stronger, brand-led US brewer with the scale, resources and distribution platform to compete more effectively in the increasingly competitive US marketplace. The transaction is subject to negotiation of definitive agreements, which is expected by the end of 2007. Closing of the transaction is also subject to obtaining clearances from the US competition authorities and certain other regulatory clearances and third-party consents, as required, and is not expected before mid 2008.

ADMINISTRATION

SABMiller plc
(Registration No. 3528416)

Company Secretary
John Davidson

Registered Office
SABMiller House
Church Street West
Woking
Surrey, England
GU21 6HS
Telefax +44 1483 264103
Telephone +44 1483 264000

Head Office
One Stanhope Gate
London, England
W1K 1AF
Telefax +44 20 7659 0111
Telephone +44 20 7659 0100

Internet Address
http://www.sabmiller.com

Investor Relations
investor.relations@sabmiller.com
Telephone +44 20 7659 0100

Independent Auditors
PricewaterhouseCoopers LLP
1 Embankment Place
London, England
WC2N 6RH
Telefax +44 20 7822 4652
Telephone +44 20 7583 5000

Registrar (United Kingdom)
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, England
BR3 4TU
Telefax +44 20 8658 3430
Telephone +44 20 8639 2157 (outside UK)
Telephone 0870 162 3100 (from UK)

Registrar (South Africa)
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg
PO Box 61051
Marshalltown 2107
South Africa
Telefax +27 11 370 5487
Telephone +27 11 370 5000

United States ADR Depositary
The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
United States of America
Telefax +1 212 815 3050
Telephone +1 212 815 2051
Internet: http://www.bankofny.com
Toll free +1 888 269 2377 (USA & Canada only)

SAB MILLER

www.sabmiller.com

The information on this page was delivered via a feed from the London Stock Exchange's Regulatory News Service.

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SABMiller PLC - Director Declaration

(10)

RNS Number:6822I
SABMiller PLC
30 November 2007

30 November 2007

SABMiller plc

Change in particulars of non-executive director

In accordance with Listing Rule LR9.6.14, SABMiller plc announces that its Chairman and non-executive director, Mr Meyer Kahn, has stepped down from the board of Amalgamated Appliance Holdings Limited with effect from 29 November 2007.

Amalgamated Appliance Holdings Limited is listed on the Johannesburg Stock Exchange.

John Davidson
General Counsel and Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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